Exhibit 17.2

From: DocCHBrown@aol.com [mailto:DocCHBrown@aol.com]
Sent: Monday, May 23, 2011 3:09 PM
To: Irving Rothstein; sklepfish@foodinno.com; marknebrig@mvalaw.com
Subject: (no subject)

I forgot .. I am also concerned about the lack of disclosure for the forged documents . This is witnessed by Rob Gillingham and Wally Giakus . I believe that should also be in this release . I see no way out of an SEC investigation at this point .